FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of May 2010

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Nomura Announces Nomination of Members for Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 17, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura Announces Nomination of Members for Board of Directors

Tokyo, May 17, 2010—Nomura Holdings, Inc. today announced that its Board of Directors resolved to submit a proposal to the 106th annual meeting of shareholders to be held on June 25, 2010, for the following twelve nominees, including three new nominees, to be elected to the Board of Directors in accordance with a resolution by the Nomination Committee on May 17, 2010.

As part of the ongoing globalization of its business, Nomura has elected two nominees from outside Japan to ensure its corporate activities are conducted properly and in line with its position as a global investment bank. The two nominees, Lord Colin Marshall and Dame Clara Furse, both have impressive track records of running international businesses and broad managerial experience.

Lord Marshall served as Chairman of British Airways plc from 1993 to 2004 and was made a Knight Bachelor in 1987. He has broad and deep management experience, and his skills and knowledge have been widely acknowledged within Nomura and across a wide range of industries.

Dame Clara was Chief Executive of the London Stock Exchange Group from 2001 to 2009 and was made a Dame Commander of the British Empire in 2008. She has extensive experience in the financial markets, and her achievements and insights are highly regarded around the world.

Nomura has also elected Masanori Nishimatsu as a nominee for the role of Audit Mission Director based on his years of experience in various roles at Nomura Group.

Board of Directors Nominees

Junichi Ujiie	Reappointment
Kenichi Watanabe	Reappointment	President and CEO, Nomura Holdings, Inc.
Takumi Shibata	Reappointment	Deputy President and COO, Nomura Holdings, Inc.
Masanori Itatani	Reappointment
Masanori Nishimatsu	New appointment
Haruo Tsuji*	Reappointment	Corporate Advisor of Sharp Corporation
Hajime Sawabe*	Reappointment	Chairman, TDK Corporation
Tsuguoki Fujinuma*	Reappointment	Advisor of the Japanese Institute of Certified Public Accountants; Certified Public Accountant
Hideaki Kubori*	Reappointment	Chairman of Hibiya Park Law Offices; Attorney at Law
Masahiro Sakane*	Reappointment	Chairman of the Board, Komatsu Ltd.
Lord Colin Marshall*	New appointment	Former Chairman of British Airways plc Chairman, Nomura Europe Holdings plc
Dame Clara Furse*	New appointment	Former Chief Executive of the London Stock Exchange Group Non-Executive Director, Nomura Europe Holdings plc

*Outside Director nominee

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	+ 81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, wholesale (global markets, investment banking, and other wholesale), and asset management. For further information about Nomura, please visit www.nomura.com.